October 24, 2016
VIA EDGAR AND FEDEX OVERNIGHT

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:	HC Government Realty Trust, Inc.
Amendment No. 4 to Offering Statement on Form 1-A
Filed October 24, 2016
File No. 024-10563

Dear Ms. Barros:

On behalf of HC Government Realty Trust, Inc., a Maryland corporation (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to (i) the comment letter dated October 3, 2016 (the “Amendment No. 2 Comment Letter”) to the Issuer’s Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016 (“Amendment No. 2”) and (ii) the comment letter dated October 19, 2016 (the “Amendment No. 3 Comment Letter” and collectively with Amendment No. 2 Comment Letter, the “Comment Letters”) to the Issuer’s Amendment No. 3 to its Offering Statement on Form 1-A filed on September 28, 2016 (“Amendment No. 3”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the Issuer’s Amendment No. 4 to its Offering Statement on Form 1-A (“Amendment No. 4”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in Amendment No. 2 and Amendment No. 3. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4.

For convenience of reference, each Staff comment contained in the Comment Letters is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letters, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 4, and two copies to show changes against Amendment No. 3. All page references in the responses are to pages of the clean copy of Amendment No. 4.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Sonia Gupta Barros
Assistant Director
U.S. Securities and Exchange Commission
October 24, 2016

Amendment No. 2 Comment Letter

Commission’s Comment 1. We note your description of the no-action letter provided to Folio in July 2015 on page 46. Please revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds will remain in the customer’s account after they are deposited and until the conditions of the offering are satisfied and the offering closes, the prospective investor’s offer is cancelled, or the issuer’s offering is withdrawn or expired. Please also revise to confirm, consistent with the July 15, 2015 no-action letter, that the funds that will be used by an investor to purchase the securities through the Folio platform will be promptly swept into or maintained in FDIC-insured bank accounts.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 46.

Amendment No. 3 Comment Letter

Commission’s Comment 1. We note that your dilution calculation of $0.42 per share, assuming you sell the maximum offering amount, and $0.14 per share, assuming you sell the minimum offering amount, appears to be calculated on a fully diluted basis. We also note that your pro forma estimated annual distribution calculation for the 12 months ended June 30, 2017 on page 43 does not appear to include a $0.55 per share annual distribution on your Series A Preferred Stock. Please provide us with a detailed analysis as to why you believe it is appropriate to calculate the dilution per share figures above on a fully diluted basis.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 33, which revises the dilution calculation to be on an outstanding basis rather than a fully diluted basis.

Commission’s Comment 2. We note your disclosure that you “intend to pay a pro rata dividend with respect to the period commencing on completion of this offering and ending on December 31, 2016….” We also note your disclosure on page 42 that you “intend to pay a pro rata dividend with respect to the period commencing on completion of this offering and ending June 30, 2017.” Please revise your disclosure to reconcile this apparent discrepancy.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 42.

Commission’s Comment 3. Please provide a calculation for the interest expense adjustments made in the amounts of $257,000 and $398,000 in arriving at Pro forma estimated cash provided by operating activities for the 12 months ending June 30, 2016. In your response, please tell us the interest rate on the debt that you anticipate to repay with the proceeds from your offering.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 43.

Commission’s Comment 4. We note your disclosure includes the measure net operating income for each of the periods in which you address your operating results. Net operating income appears to be a non-GAAP financial measure. Please revise your next amendment to include the reconciliations from the non-GAAP financial measure presented to the most directly comparable GAAP financial measure and to address the other disclosure requirements of Item 10(e) of Regulation S-K.

Sonia Gupta Barros
Assistant Director
U.S. Securities and Exchange Commission
October 24, 2016

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 64.

The Issuer respectfully believes that the revisions to Amendment No. 2 and Amendment No. 3 contained in Amendment No. 4, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.
Very truly yours, /s/ Trevor Wind Trevor Wind

cc: Edwin Stanton (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
T. Rhys James, Esq. (via electronic mail)

Enclosures